

April 12, 2012

Via e-mail:
Mr. Brendan T. Cavanagh
Senior Vice President and Chief Financial Officer
SBA Communications Corporation
5900 Broken Sound Parkway NW
Boca Raton, FL 33487

> **Re:** **SBA Communications Corporation**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 0-30110**

Dear Mr. Cavanagh:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal Year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates
Revenue Recognition and Accounts Receivable, page 30

1. We note your disclosure of the Master Amendment with one of your wireless service provider customers. If this new agreement results in a known trend that could have a material impact on future operations and liquidity, please expand your discussion here and in the trend section of MD&A to discuss the impact on future periods and to provide more disclosure regarding the assumptions that will be used to determine revenue. Please provide us with your proposed disclosure.

2. Tell us how this Amendment that you state will be implemented in the second half of 2013 impacts the balance sheet and statement of operations for 2011.

3. Tell us how you evaluated Item 601 of Regulation S-K in determining whether you are required to file the Master Amendment as

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director